773840 DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act

06022897

RECD S.E.C.
JAN 26 2006
1088

January 20, 2006

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-20-2006

Re: Honeywell International Inc.
Incoming letter dated December 22, 2005

Dear Mr. Larkins:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to Honeywell by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
JAN 31 2006
THOMSON
FINANCIAL

Enclosures

cc: Thomas P. V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

Honeywell

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

1934 Act, Section 14(a)
Rule 14a-8(i)(10)

December 22, 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by the Massachusetts Laborers' Pension Funds

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with six copies of a shareowner proposal and statement of support submitted by the Massachusetts Laborers' Pension Funds (the "Proponent") for inclusion in the Company's proxy materials for the 2006 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2006 proxy materials. We are sending a copy of this letter to the Proponent as formal notice of Honeywell's intention to exclude the Proposal from its 2006 proxy materials.

We have submitted to the Staff under Rule 14a-8 an additional letter dated December 22, 2005 concerning an earlier received director majority vote proposal submitted to the Company by the American Federation of State, County & Municipal Employees (the "AFSCME Proposal").

If the Staff does not concur with our view that the AFSCME Proposal is excludable under Rule 14a-8(i)(10), we would include that proposal in our 2006 proxy materials because it was the first proposal we received regarding director majority vote. We have received confirmation from the Proponent that the Proposal will be withdrawn if the AFSCME Proposal appears in our 2006 proxy materials. See Exhibit A.

On the other hand, if the Staff concurs with our view that the AFSCME Proposal is excludable under Rule 14a-8(i)(10), we request that the Staff confirm our view that the instant Proposal is excludable under Rule 14a-8(i)(10) for the same reason, as explained below.

The Proposal states:

> "RESOLVED: That the shareholders of Honeywell International Inc. ('Company') hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

The supporting statement includes the following:

> "Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under the majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats."

Reasons for Excluding the Proposal. It is our opinion that the Proposal is excludable under Rule 14a-8(i)(10) because it has already been "substantially implemented."

The Company Has Already Substantially Implemented the Proposal.

Honeywell believes that the Proposal may be omitted under Rule 14a-8(i)(10), which permits the exclusion of a proposal "if the company has already substantially implemented the proposal." While, prior to 1983, the Staff permitted exclusion of shareowner proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) only where the proposal had been fully effected, in 1983 the SEC announced an interpretive change to permit omission of proposals that had been "substantially implemented." In doing so, the SEC explained that, "[w]hile the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Exchange Act Rel. No. 20091 (Aug. 16, 1983). The SEC amended the Rule to reflect the new, more flexible, interpretation in 1998. See Exchange Act Rel. No. 40018 (May 21, 1998).

The Staff has indicated that a determination regarding whether a proposal is substantially implemented will depend on whether a company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." See, e.g., Eastman Kodak Company (Mar. 12, 1993); Texaco Inc. (Mar. 28, 1991).

On December 9, 2005, Honeywell's Board of Directors amended the Company's Corporate Governance Guidelines to establish a majority voting standard in director elections (the "Guideline"). See Exhibit A. Under the Guideline, any director nominee who receives more "withhold" votes than "for" votes in an uncontested election of directors will be required to promptly submit his or her resignation to the Corporate Governance and Responsibility Committee, which will promptly review and recommend action to be taken by the Board with respect to the resignation. The Guideline requires the Board to act on the Corporate Governance and Responsibility Committee's recommendation no later than its first regularly scheduled meeting following certification of the shareowner vote regarding the election of directors and to disclose its decision in a public filing with the SEC.

Honeywell's Guideline substantially implements, and compares favorably with, the Proposal because it provides for outcomes that are the same or substantially similar to, or more effective than those that would result under the Proposal in the three most common situations that could arise with respect to the election of directors.

Contested Elections

If the number of director nominees exceeds the number of directors to be elected (i.e., a contested election), the Proposal permits the use of a plurality voting standard, as it explicitly defers to the judgment of the Board as to the appropriate voting standard for contested elections. Accordingly, the Guideline fully implements the standard provided for in the Proposal.

Incumbent Director Nominees

In most situations, nominees for election as directors are incumbent directors who were previously elected by shareowners or appointed by the Board to fill a vacancy. Under Section 141(b) of the Delaware General Corporation Law ("DGCL"),[1] each "director shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal." No matter the voting standard, therefore, an incumbent director who is not re-elected will, under the DGCL, continue to serve as a director and retain all powers of an elected director until a successor is elected and qualified.

Thus, under both the Guideline and the Proposal, an incumbent director who did not receive a majority affirmative vote would continue to serve as a director until the next election of directors, unless he or she resigns earlier. In this situation, however, the Guideline would require the incumbent director to promptly tender his or her resignation for consideration by the Board. The Guideline, therefore, is more effective than the Proposal in giving meaning to the shareowners' majority withheld vote as it requires the director to tender a resignation and mandates that the Board take actions to address the tendered resignation, as explained below.

---

1 Honeywell is incorporated in the State of Delaware under the DGCL.

Election of Non-Incumbent Directors

When applied to the much less common situation of a non-incumbent nominee, the result would be substantially the same under both the Proposal and the Guideline. Under the Proposal, a non-incumbent director nominee who did not receive a majority affirmative vote would not be elected. In that case, the Company's By-laws provide that the Board may address the vacancy by reducing the size of the Board or by appointing someone to serve until the next election of directors, which person could be the non-incumbent nominee.

Under the Guideline, a non-incumbent director nominee who did not receive a majority affirmative vote would become a director, but promptly thereafter would have to tender his or her resignation to the Board. The Board must then make decisions about how to address the tendered resignation (a potential vacancy), taking into consideration a review of all relevant factors by, and the recommendations of, the Corporate Governance and Responsibility Committee.

In either case, under both the Guideline and the Proposal, the Board must make a decision about how to address the prospect of a vacancy, which decision-making process would involve a consideration of the same factors and be subject to the same fiduciary duties.

The Guideline "Compares Favorably" with the Proposal's Request for a Certificate of Incorporation or Bylaw Amendment

As the Guideline itself states, the reason that the Company set forth the majority voting standard for director elections in a Guideline rather than in its Certificate of Incorporation or By-laws is because the investor concerns that the standard addresses "raise uncertainties as to the legal and practical implications of a change in practice, making amendments to the Company's Certificate of Incorporation or By-laws a less desirable means of addressing the investor concerns at this time." Such legal and practical implications include, among other things, those resulting from the Delaware hold-over provision for incumbent directors, discussed above, and the impact of several director nominees failing to receive a majority affirmative vote on the Company's ability to continue to comply with applicable New York Stock Exchange ("NYSE") and SEC corporate governance standards. See, e.g., draft "Discussion Paper on Voting By Shareholders For the Election of Directors" (June 22, 2005), Committee on Corporate Laws of the Section of Business Law of the American Bar Association.

Certainly, not all of the Company's significant governance rules and polices are included in its Certificate of Incorporation or By-laws. Many of these rules and policies are set forth in the Company's Corporate Governance Guidelines, which the Company is required to have and publicly disclose pursuant to NYSE Rule 303A.09. The Company's voluntary inclusion of the Guideline in its Corporate Governance Guidelines and the Company's commitment in the Guideline to promptly disclose in a filing with the SEC the decisions and process of the Board in addressing a resignation tendered pursuant to the Guideline will "promote better investor understanding of the listed company's policies and procedures, as well as more conscientious adherence to them by directors and management." See the Commentary to NYSE Rule 303A.09.

The Staff has granted relief under Rule 14a-8(i)(10) even where the method used to implement a proposal was different than that outlined in the proposal. Indeed, it is well established that the substance of a company's actions, not its method of implementation, determines whether a proposal has been substantially implemented. See, e.g., Archon Corporation (Mar. 10, 2003) (proposal for a special election to fill a board vacancy excludable where the board had taken action to fill the vacancy); Talbots, Inc. (Apr. 5, 2002) (proposal requesting implementation of a code of corporate conduct based on certain standards excludable where the company already had related standards, code and compliance program).

For the foregoing reasons, the Guideline "compares favorably" with and substantially implements the Proposal. Therefore, Honeywell requests that the Staff confirm that it may omit the Proposal from its 2006 proxy materials under Rule 14a-8(i)(10).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, so that the Company can meet its printing and mailing schedule for the 2006 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,

Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel

Enclosures

cc: Massachusetts Laborers' Pension Funds

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

Sent Via Fax (973) 455 4217

OCT 2 4
Parker

October 21, 2005

Mr. Peter Kreindler
Senior Vice President and General Counsel
Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

Dear Mr. Kreindler,

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Honeywell International Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 7,887 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,

Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc: Linda Priscilla

Director Election Majority Vote Standard Proposal

Resolved:

That the shareholders of Honeywell International Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement:

Our Company is incorporated in Delaware. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action is not specified in a corporation's certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

Exhibit A

Larkins, Tom

From: Priscilla, Linda [lpriscilla@liuna.org]

Sent: Thursday, December 15, 2005 2:40 PM

To: Larkins, Tom

Subject: Withdrawal

Tom

We agree that the Massachusetts Laborers' Pension Fund will withdraw its majority vote shareholder proposal submitted to Honeywell on October 21. This withdrawal is conditioned upon the majority vote proposal submitted by AFSCME appearing in the company's proxy statement for the 2006 shareholder meeting. Please let me know if there are any questions concerning this matter.

Linda Priscilla

Exhibit B

Excerpt from Honeywell Corporate Governance Guidelines (as amended as of December 9, 2005)

6. Election of Directors. The Board of Directors recognizes the continuing evolution of investor views and related initiatives addressing the appropriateness of director elections using a majority vote standard, rather than the current plurality standard. The Board notes that these views and initiatives raise uncertainties as to the legal and practical implications of a change in practice, making amendments to the Company's Certificate of Incorporation or By-laws a less desirable means of addressing investor concerns at this time. Nonetheless the Board endorses the principle of a majority vote standard and is therefore adopting the following Guideline.

   In an uncontested election of directors (*i.e.*, an election where the only nominees are those recommended by the Board of Directors), any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election by shareowners present in person or by proxy at the Annual Meeting of Shareowners and entitled to vote in the election of directors ("Majority Withheld Vote") will promptly tender his or her resignation to the Chairman of the Board following certification of the shareowner vote.

   The Corporate Governance and Responsibility Committee will promptly consider the resignation submitted by a director receiving a Majority Withheld Vote and recommend to the Board whether to accept the tendered resignation or reject it. In considering whether to accept or reject the resignation, the Corporate Governance and Responsibility Committee will consider all factors deemed relevant, including without limitation, the underlying reasons for the Majority Withheld Vote (if ascertainable), the length of service and qualifications of the director whose resignation has been tendered, the director's contributions to the Company, compliance with listing standards, and the Company's Corporate Governance Guidelines.

   The Board will act on the Corporate Governance and Responsibility Committee's recommendation no later than at its first regularly scheduled meeting following certification of the shareowner vote, which action may include, without limitation, acceptance of the tendered resignation, adoption of measures designed to address the issues underlying the Majority Withheld Vote, or rejection of the tendered resignation. Following the Board's decision on the Corporate Governance and Responsibility Committee's recommendation, the Company will promptly publicly disclose the Board's decision and process (including, if applicable, the reasons for rejecting the tendered resignation) in a periodic or current report filed with the Securities and Exchange Commission.

   To the extent that one or more directors' resignations are accepted by the Board, the Corporate Governance and Responsibility Committee will recommend to the Board whether to fill such vacancy or vacancies or to reduce the size of the Board.

Any director who tenders his or her resignation pursuant to this provision will not participate in the Corporate Governance and Responsibility Committee recommendation or Board consideration regarding whether or not to accept the tendered resignation. If a majority of the members of the Corporate Governance and Responsibility Committee received a Majority Withheld Vote at the same election, then the independent directors who are on the Board who did not receive a Majority Withheld Vote will appoint a Board committee amongst themselves solely for the purpose of considering the tendered resignations and will recommend to the Board whether to accept or reject them. This Board committee may, but need not, consist of all of the independent directors who did not receive a Majority Withheld Vote.

This corporate governance guideline will be summarized or included in each proxy statement relating to an election of directors of the Company.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 20, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 22, 2005

The proposal requests that the board initiate the appropriate process to amend Honeywell's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that Honeywell may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Honeywell may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Special Counsel